INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

April 25, 2023

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust” or “Registrant”) (File Nos. 333-122901 and 811-21719) on behalf of the Bramshill Multi-Strategy Income Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Samantha Brutlag of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on April 11, 2023, regarding Post-Effective Amendment No. 1202 to the Registrant’s Form N-1A registration statement (the “Registration Statement”) filed on March 1, 2023, with respect to the Bramshill Multi-Strategy Income Fund (the “Fund”), a series of the Registrant (“PEA 1202”). Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in PEA 1202.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table

1.	Please provide the completed fees and expenses table and expense example for the Fund in correspondence to the Commission at least one week in advance of the Registration Statement becoming effective.

Response: The Fund’s completed fees and expenses table and expense example, which will be included in the Amendment, are as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Class A Shares of the Fund or if you invest $250,000 or more in Class T shares in a single transaction. More information about these fees and other discounts is available from your financial professional and in the section titled “Choosing a Share Class” on page 39 of the Prospectus and in “APPENDIX A – Waivers and Discounts Available from Intermediaries and Conversion Policies” of the Prospectus.

		Class A Shares		Class C Shares		Class T Shares		Institutional Class Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)		4.25%(1)		None		2.50%		None
Maximum deferred sales charge (load) (as a percentage of the lesser of the value redeemed or the amount invested)		1.00%(2)		1.00%(2)		None		None
Wire fee		$20		$20		$20		$20
Overnight check delivery fee		$25		$25		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15		$15		$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.25%		1.25%		1.25%		1.25%
Distribution and service (Rule 12b-1) fees		0.25%		1.00%		0.25%		None
Other expenses (3)		0.33%		0.33%		0.33%		0.33%
Shareholder service fee	0.07%		0.07%		0.07%		0.07%
Dividends on short sales and interest expense	0.03%		0.03%		0.03%		0.03%
All other expenses	0.23%		0.23%		0.23%		0.23%
Acquired fund fees and expenses		0.01%		0.01%		0.01%		0.01%
Total annual fund operating expenses (4)		1.84%		2.59%		1.84%		1.59%
Fees waived and/or expenses reimbursed (5)		(0.05)%		(0.05)%		(0.05)%		(0.05)%
Total annual fund operating expenses after waiving fees and/or reimbursing expenses (4), (5)		1.79%		2.54%		1.79%		1.54%

1	No initial sales charge is applied to purchases of $1 million or more.
2	A contingent deferred sales charge (“CDSC”) of 1.00% will be charged on certain Class A Share purchases of $1 million or more that are redeemed in whole or in part within 12 months of the date of purchase. A CDSC of 1.00% will be charged on Class C Share purchases that are redeemed in whole or in part within 12 months of the date of purchase.
3	Other expenses for Class T shares are estimated for the current fiscal year, based on current expenses for the existing share classes.
4	The total annual fund operating expenses and total annual fund operating expenses after fee waiver and/or expense reimbursements do not correlate to the ratio of expense to average net assets appearing in the financial highlights table, which reflects only the operating expenses of the Fund and does not include acquired fund fees and expenses.
5	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding, as applicable, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization and extraordinary expenses such as litigation expenses) do not exceed 1.75%, 2.50%, 1.75% and 1.50% of the average daily net assets of the Class A Shares, Class C Shares, Class T Shares and Institutional Class Shares, respectively. Class T Shares are not currently available for purchase. This agreement is in effect until April 30, 2024, and may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Class A Shares	$599	$974	$1,374	$2,488
Class C Shares	$360	$801	$1,371	$2,921
Class T Shares	$427	$809	$1,216	$2,351
Institutional Class Shares	$157	$497	$861	$1,885

You would pay the following expenses if you did not redeem your shares:

	One Year	Three Years	Five Years	Ten Years
Class C Shares	$257	$801	$1,371	$2,921

2.	In footnote 5 to the fees and expenses table, please confirm that the contractual fee waiver and/or expense reimbursement for the Fund is effective for at least one year from the effective date of the Fund’s Registration Statement.

Response: The Registrant confirms that the contractual fee waiver and/or expense reimbursement for the Fund will be effective until April 30, 2024, as reflected above in the fees and expenses table and the example shown in response to comment #1. The effective date of the Fund's Registration Statement and the Fund's prospectus will be April 30, 2023.

3.	Footnote 5 to the fees and expenses table provides that the Advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. The recapture of fees should be made within three years of the date of the waiver or payment. If the recoupment period is in excess of three years, consider whether the Fund should record a liability for the repayment of waived fees or expense payments to the Advisor. Please state in the response letter whether the Registrant has performed an assessment for the recording of a liability pursuant to FASB ASC 946-20-25-4 and criteria (a), (b), and (c) of paragraph 36 of FASB Concepts Statement No. 6, and the criteria in FASB ASC 450-20-25-2 and its conclusions. In addition, please state in the response letter whether the Fund’s independent registered public accountant has reviewed the Registrant’s assessments and its conclusions.

Response: According to FASB ASC 946-20-25-4, a liability for such excess expenses should be recognized if, and to the extent that, the expense limitation agreement’s established terms for repayment of the excess expenses to the advisor by the fund and the attendant circumstances meet criteria of paragraph 36 of FASB Concepts Statement No. 6, Elements of Financial Statements—a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2) as follows:

•	A present duty or responsibility to one or more other entities that entails settlement by a probable future transfer or use of assets;

•	A duty or responsibility obligating the entity, leaving it little or no discretion to avoid the future sacrifice; and

•	The transaction or other event obligating the entity has already happened;

and the criteria in FASB ASC 450-20-25-2.2 as follows:

•	Information available before the financial statements are issued or are available to be issued (as discussed in FASB ASC 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and

•	The amount of the loss can be reasonably estimated.

FASB ASC 946-20-05-8 also explains that, under most excess expense plans, a fund is obligated to repay the advisor for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter. While the Fund’s expense recoupment period is based on three full fiscal years after the date of the waiver or payment of expense reimbursements, the slightly longer period has little or no bearing on the Fund’s ability to attract assets at a sufficient size to operate at a reduced expense ratio to a low enough level to permit repayment. Even if the Fund were to achieve such an asset level, there is no certainty that an open-end fund would be able to maintain those assets for the duration of the recoupment period due to factors outside of the control of the Fund, such as significant redemption of shares by investors at any time and/or market depreciation. Furthermore, the AICPA Financial Reporting Executive Committee (FinREC) observed that even actual reimbursement of some expenses does not establish the appropriateness of accrual of additional unreimbursed amounts because these conditions must continually be met for the fund to be further obligated to the servicer.

Therefore, the Registrant does not believe it meets the “probable” criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2. Fund management has provided this analysis to the Fund’s independent registered public accounting firm and they do not object to Fund management’s accounting treatment.

Principal Investment Strategies

4.	The Staff notes that certain disclosure defining key terms related to the Fund’s principal investment strategies (e.g., disclosures regarding mortgage-related securities and CLOs) was removed in PEA 1202. Please consider adding the deleted disclosure back into the Fund’s principal investment strategies.

Response: The Registrant has added the following disclosure as the second paragraph of the “Principal Investment Strategies” section:

Mortgage-related securities are backed by or provide exposure to mortgages, including private (i.e., non-agency) and government mortgage-backed (i.e., agency) securities. Agency loans have balances that fall within the limits set by the Federal Housing Finance Agency (“FHFA”), are underwritten to standards set by the Government National Mortgage Association (“Ginnie Mae”), the Federal National Mortgage Association (“Fannie Mae”) or the Federal Home Loan Mortgage Corporation (“Freddie Mac”), and qualify as collateral for securities that are issued by Ginnie Mae, Fannie Mae and Freddie Mac. Non-agency loans have balances that may or may not fall within the limits set by FHFA and do not qualify as collateral for securities that are issued by Ginnie Mae, Fannie Mae or Freddie Mac. CMBS are generally multi-class or pass-through securities backed by a mortgage loan or a pool of mortgage loans secured by commercial property, such as industrial and warehouse properties, office buildings, retail space and shopping malls, multifamily properties and cooperative apartments. Asset-backed securities are securities backed by non-mortgage assets, such as company receivables, truck and auto loans, leases, home equity loans, credit card receivables and student loans. A CLO is a type of asset-backed debt security typically collateralized predominantly by pools of domestic and foreign senior secured corporate loans, including loans that may be rated below investment grade. RMBS, CMBS, ABS, and CLOs are issued using a variety of structures, including multi-class structures featuring senior and subordinated classes, which vary in risk and yield.

5.	The Staff notes that “Non-Diversification Risk” disclosure is included under the “Principal Risks of Investing” section. Please add a corresponding sentence to the “Principal Investment Strategies” section stating that the Fund is a non-diversified fund.

Response: The Registrant has added the following disclosure:

The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”), which means that it may invest more of its assets in fewer issuers than “diversified” funds.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

6.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section have been applied to the Item 9 disclosure.

7.	In the second paragraph under the “Principal Investment Strategies” section, duration is defined as “a weighted measure of the length of time required to receive the present value of future payments, both interest and principal, from a fixed income security.” Please provide an example of duration as it relates to the Fund’s principal investment strategies.

Response: The Registrant has revised the relevant disclosure as follows:

Duration is a weighted measure of the length of time required to receive the present value of future payments, both interest and principal, from a fixed income security. For example, the price of a fixed income security with a five-year duration would be expected to (a) decrease by approximately 5% if interest rates and/or credit spreads rise by 1%, or (b) increase by approximately 5% if interest rates and/or credit spreads fall by 1%. Fixed income securities with higher duration are more sensitive to interest rate changes, and fixed income securities with shorter duration are less sensitive to interest rate changes.

MANAGEMENT OF THE FUND

8.	Please revise the “Manager of Managers Structure” section to consolidate the information provided.

Response: The Registrant has revised the disclosure as follows:

Manager of Managers Structure

The Advisor and the Trust have applied for an exemptive order from the SEC for the Fund pursuant to which the Advisor would operate the Fund under a “manager of managers” structure (the “Order”). If ~~granted by the SEC~~the Order is granted by the SEC, the ~~Order would permit the~~ Advisor would have the authority, subject to the approval of the Board, to hire or replace sub-advisors, including Bramshill, and modify any existing or future agreement with such sub-advisors without obtaining shareholder approval. There can be no guarantee that the SEC will grant the Order.

~~If the Order is granted, the Advisor, with the approval of the Board, would have the discretion to terminate any sub-advisor, including Bramshill and allocate and reallocate the Fund’s assets among the Advisor and any other sub-advisor. The Advisor has the ultimate responsibility, subject to the oversight and supervision by the Board, to oversee any sub-advisor for the Fund and to recommend, for approval by the Board, the hiring, termination and replacement of sub-advisors for the Fund. In evaluating a prospective sub-advisor, the Advisor would consider, among other things, the proposed sub-advisor’s experience, investment philosophy and historical performance. The Advisor would remain ultimately responsible for supervising, monitoring and evaluating the performance of any sub-advisor retained to manage the Fund. Within 90 days after hiring any new sub-advisor, the Fund’s shareholders will receive information about any new sub-advisory relationships.~~

Use of the “manager of managers” structure would not diminish the Advisor’s responsibilities to the Fund under its Advisory Agreement. The Advisor would have overall responsibility, subject to oversight by the Board, to oversee ~~the~~any sub-advisor~~s~~ for the Fund and to recommend, for approval by the Board, the ~~their~~ hiring, termination and replacement of sub-advisors for the Fund. Specifically, the Advisor would, subject to the review and approval of the Board: (a) set the Fund’s overall investment strategy; (b) evaluate, select and recommend sub-advisors to manage all or a portion of the Fund’s assets; and (c) implement procedures reasonably designed to ensure that the sub-advisor complies with the Fund’s investment objective, policies and restrictions. Subject to the review by the Board, the Advisor would: (a) when appropriate, allocate and reallocate the Fund’s assets among multiple sub-advisors; and (b) monitor and evaluate the performance of the sub-advisors. In evaluating a prospective sub-advisor, the Advisor would consider, among other things, the proposed sub-advisor’s experience, investment philosophy and historical performance. Within 90 days after hiring any new sub-advisor, the Fund’s shareholders would receive information about the new sub-advisory relationship. Replacement of the Advisor or the imposition of material changes to the Advisory Agreement would continue to require prior shareholder approval.

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If you have any questions or additional comments, please contact me at (626) 385-5777 or diane.drake@mfac-ca.com. Thank you.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary